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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              THE LIMITED, INC.

                 (Name of issuer and person filing statement)

                         Common Stock, $.50 par value

                        (Title of class of securities)

                                   53271610

                     (CUSIP number of class of securities)

                                SAMUEL P. FRIED
                              Vice President and
                                General Counsel
                               THE LIMITED, INC.
                             Three Limited Parkway
                                P.O. Box 16000
                             Columbus, Ohio 43230

                           Telephone: (614) 479-7000

                 (Name, address and telephone number of person
               authorized to receive notices and communications
                   on behalf of the person filing statement)

                                  Copies to:

                               DENNIS S. HERSCH
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

                               February 1, 1996

    (Date tender offer first published, sent or given to security holders)

                         CALCULATION OF FILING FEE


                 Transaction
                  Valuation*               Amount of Filing Fee
                 -----------               --------------------

               $1,615,000,000                   $323,000

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* Determined pursuant to Rule 0-11(b)(1).  Assumes purchase of 85,000,000 shares at $19.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   Not applicable      Filing Party:  Not applicable
Form or Registration No.: Not applicable      Date Filed:    Not applicable
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Item 1. Security and Issuer.
        -------------------

   (a) The name of the issuer is The Limited, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at Three Limited Parkway, Columbus, Ohio 43230 (telephone number (614) 479-7000).

   (b) This schedule relates to the offer by the Company to purchase up to 85,000,000 outstanding shares of the Common Stock, $.50 par value per share, of the Company (such shares, together with all other issued and outstanding shares of Common Stock of the Company, are herein referred to as the "Shares"), at a price of $19.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1996 (the "Offer to Purchase"), and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively. The information contained in the Introduction to, and in Sections 1, 9 and 11 of, the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in the Introduction to and in Section 7 of the Offer to Purchase is incorporated herein by reference.

   (d)  Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

   (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

   (b)  Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.
         ---------------------------------------------------------

   (a)-(j) The information set forth in the Introduction to and in the section entitled "Background and Purpose of the Offer" and in Section 10 of the Offer to Purchase is incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.
         ------------------------------------

   The information set forth in Section 11 of the Offer to Purchase, and the information set forth in Schedule A thereto, is incorporated herein by reference.

Item 5.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Issuer's Securities.
         --------------------------------------------------------

   The information set forth in the section entitled "Background and Purpose of the Offer" and Section 11 of the Offer to Purchase is incorporated herein by reference.

Item 6.  Persons Retained, Employed or to be Compensated.
         -----------------------------------------------

   The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 7.  Financial Information.
         ---------------------

   (a) The financial information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

   (b) The pro forma data set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

Item 8.  Additional Information.
         ----------------------

   (a)   Not applicable.

   (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

   (c)   None.

   (d)   None.

   (e)   Not applicable.

Item 9.  Material to be Filed as Exhibits.
         --------------------------------

   (a)(1)  Form of Offer to Purchase dated February 1, 1996.

   (a)(2) Form of Letter of Transmittal dated February 1, 1996, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(3)  Form of Notice of Guaranteed Delivery.

   (a)(4) Form of letter from Lazard Freres & Co. LLC and Goldman, Sachs & Co. to brokers, dealers, commercial banks, trust companies and other nominees dated February 1, 1996.

   (a)(5) Form of letter from brokers, dealers, commercial banks and trust companies to their clients dated February 1, 1996.

   (a)(6) Form of letter to stockholders from the Company, dated February 1, 1996.

   (a)(7) Form of letter from Savings and Retirement Plan Administrative Committee, including Letter and Form of Notice of Instructions to all participants in the Company's Savings and Retirement Plan.

   (a)(8) Form of letter from Savings and Retirement Plan Administrative Committee to all participants in the Company's Savings and Retirement Plan who are subject to Section 16 of the Securities Exchange Act of 1934, as amended.

   (a)(9) Form of letter from Merrill Lynch, Pierce, Fenner & Smith to all participants in the Company's Stock Purchase Plan.

   (a)(10) Form of Notice to holders of vested stock options who are not subject to Section 16 of the Securities Exchange Act of 1934, as amended.

   (a)(11) Form of Notice to holders of vested stock options who are subject to Section 16 of the Securities Exchange Act of 1934, as amended.

   (a)(12) Form of Summary Advertisement dated February 1, 1996.

   (a)(13) Press Release dated January 28, 1996.

   (a)(14) The Limited, Inc. Stock Tender Offer - Associate Questions and
           Answers

   (b)     Not applicable.

   (c)(1) Contingent Stock Redemption Agreement dated as of January 26, 1996 among The Limited, Inc., Leslie H. Wexner and The Wexner Children's Trust.

   (d)     Not applicable.

   (e)     Not applicable.

   (f)     Not applicable.


                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             THE LIMITED, INC.


                                             By:/s/ Kenneth B. Gilman
                                                ______________________
                                                    Kenneth B. Gilman
                                                    Vice Chairman and
                                                    Chief Financial Officer


Dated:  February 1, 1996


                                 EXHIBIT INDEX


   Exhibit
    Number        Description                          Page
   -------        -----------                          ----

   (a)(1)         Form of Offer to Purchase dated
                  February 1, 1996.

   (a)(2)         Form of Letter of Transmittal dated
                  February 1, 1996, together with
                  Guidelines for Certification of
                  Taxpayer Identification Number
                  on Substitute Form W-9.

   (a)(3)         Form of Notice of Guaranteed
                  Delivery.

   (a)(4)         Form of letter from Lazard Freres
                  & Co. LLC and Goldman, Sachs & Co.
                  to brokers, dealers, commercial banks,
                  trust companies and other nominees
                  dated February 1, 1996.

   (a)(5)         Form of letter from brokers, dealers,
                  commercial banks and trust companies
                  to their clients dated February 1, 1996.

   (a)(6)         Form of letter to stockholders from
                  the Company, dated February 1, 1996.

   (a)(7)         Form of letter from Savings and
                  Retirement Plan Administrative
                  Committee, including Letter and
                  Form of Notice of Instructions to
                  all participants in the Company's
                  Savings and Retirement Plan.

   (a)(8)         Form of letter from Savings and
                  Retirement Plan Administrative
                  Committee to all participants in
                  the Company's Savings and Retirement
                  Plan who are subject to Section 16
                  of the Securities Exchange Act of
                  1934, as amended.

   (a)(9)         Form of letter from Merrill Lynch,
                  Pierce, Fenner & Smith to all
                  participants in the Company's
                  Stock Purchase Plan.

   (a)(10)        Form of Notice to holders of vested
                  stock options who are not subject
                  to Section 16 of the Securities
                  Exchange Act of 1934, as amended.

   (a)(11)        Form of Notice to holders of vested
                  stock options who are subject to
                  Section 16 of the Securities Exchange
                  Act of 1934, as amended.

   (a)(12)        Form of Summary Advertisement dated
                  February 1, 1996.

   (a)(13)        Press Release dated January 28, 1996.

   (a)(14)        The Limited, Inc. Stock Tender
                  Offer - Associate Questions and Answers

   (c)(1)         Contingent Stock Redemption Agreement
                  dated as of January 26, 1996 among
                  The Limited, Inc., Leslie H. Wexner
                  and The Wexner Children's Trust.